Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Rd
Darra QLD 4076 Australia
Telephone: + 61 7 3273 9133
www.progen-pharma.com

Progen presents new preclinical and clinical data on PG545 at the American

Association of Cancer Research (AACR) Annual General Meeting in Chicago

Brisbane, Australia, 4 April 2011. Progen Pharmaceuticals Limited (ASX:PGL; OTC: PGLA) today announced that new data on PG545, a dual anti-angiogenic and anti-heparanase agent, will be presented at the American Association of Cancer Research (AACR) Annual General Meeting in Chicago. The poster presentation entitled “The heparan sulfate mimetic PG545 increases plasma VEGF and FGF-2 in advanced cancer patients, and significantly inhibits tumor growth in preclinical models of ovarian cancer - implications for future therapy” will be available on the Progen website from today.

The company reports that despite the premature closure of the PG545101 clinical trial, continued investigations by Progen now report changes in angiogenic biomarkers (VEGF and FGF-2) in patient blood samples following treatment with PG545. Progen’s lead scientist on the project, Dr. Edward Hammond commented that “understanding the source of VEGF and FGF-2 is now critically important because these preliminary findings represent an opportunity to identify ways to check whether PG545 is modulating its intended pharmacological targets.”

Progen’s Director of Preclinical Development, Dr. Keith Dredge added “This type of information is widely regarded as being particularly critical for future clinical trial planning and for monitoring the potential effectiveness of such agents in the oncology setting.”

The presentation also reveals that Progen’s US collaborators have identified that PG545 blocks important signals related to the function of growth factors in ovarian tumour cells. Both Progen and its collaborators have independently found that PG545 blocks the tumour growth and/or metastatic spread in different mouse models of ovarian cancer. “These data clearly demonstrate that PG545 administered intravenously, or into the peritoneal cavity, is very effective against ovarian cancer and our collaborators will continue to work on the mechanism of action for this and other aggressive forms of cancer” said Dr. Dredge.

“The generation of these preclinical and clinical data by Progen, and independently by our collaborators, continues to demonstrate the utility of PG545 for metastatic cancers, including ovarian cancer. The preclinical and clinical findings are timely and provide important new insights on PG545 as we endeavour to find a suitable partner to drive the product back into the clinic” said Stuart James, Chairman, Progen Pharmaceuticals Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.